SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: December 18, 2014

List of materials

Documents attached hereto:

i) Press release Announcement of the establishment of new company by joint incorporation-type company split (small-scale company split) by Sony Corporation and Sony Computer Science Laboratories, Inc.

December 18, 2014
Sony Corporation

Announcement of the establishment of new company by joint incorporation-type company split (small-scale company split) by Sony Corporation and Sony Computer Science Laboratories, Inc.

Sony Corporation (“Sony”) and its wholly-owned subsidiary, Sony Computer Science Laboratories, Inc. (“Sony CSL”), today announced that both companies have decided to establish a new company by a “joint incorporation-type company split.”  The new company will succeed to certain rights and obligations related to the online educational service business (the “Business”) that Sony and Sony CSL each currently operate, relating to the application services, including Global Math Challenge, a worldwide math competition held online.  For further details about the new company, please refer to our joint press release dated today (URL: http://www.sony.net/SonyInfo/News/Press/201412/14-119E/index.html).

Certain information is omitted from this announcement since this is a joint small-scale company split with Sony’s wholly-owned subsidiary.

1.	Purpose of the company split
The purpose of this company split is to have a newly established company, Sony Global Education, Inc. ("SGED"), succeed to certain of Sony's rights and obligations related to the Business.

2.	Summary of the company split
(1)	Schedule of the company split
Approval of the joint incorporation-type company split plan December 18, 2014
(by representative corporate executive officer)
Effective date of the company split April 1, 2015 (scheduled)

Sony will not obtain shareholder approval of the joint incorporation-type company split plan pursuant to the provisions of the "small-scale company split" set forth in Article 805 of the Companies Act of Japan.

(2)	Method of the company split
The method of the contemplated company split is a joint incorporation-type company split between Sony and Sony CSL (as the splitting companies), and SGED (as the formed and successor company).

(3)	Details of consideration allotted upon the company split
SGED will issue 180 shares of common stock to Sony upon completion of the contemplated company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company
There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of share capital upon the company split
There will be no increase or decrease of share capital of Sony upon completion of the contemplated company split.

(6)	Rights and obligations to be succeeded to by the formed and successor company
SGED, as the formed and successor company, will succeed to certain rights and obligations related to the Business, as set forth in the joint incorporation-type company split plan.

(7)	Expectation of the performance capabilities of Sony's obligations

Sony expects that the contemplated company split will have no material impact on the performance capabilities of SGED to fulfill its obligations which become due after the effective date of the contemplated company split.

3.	Summary of parties (For Sony and Sony CSL, numbers shown below are as of March 31, 2014 or for the fiscal year ended March 31, 2014. For SGED, numbers shown below are as of the date of incorporation.)

(1)	Summary of parties

Trade name	Sony Corporation (Splitting Company)	Sony Computer Science Laboratories, Inc. (Splitting Company）	Sony Global Education, Inc. (Formed and Succesor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Research and development relating to computer science	Education service business
Date of incorporation	May 7, 1946	February 1, 1988	April 1, 2015 (Scheduled)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	14-13,Higashigotanda 3-chome, Shinagawa-ku, Tokyo, Japan	14-13,Higashigotanda 3-chome, Shinagawa-ku, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Hiroaki Kitano Representative Director and President	Masaaki Isozu Representative Director and President
Stated capital	¥ 646,654 million	¥ 50 million	¥ 10 million
Number of shares issued	1,044,707,767 shares	1,000 shares	200 shares
Fiscal year-end	March 31	March 31	March 31
Major shareholders and shareholding ratios
1 Moxley and Co. LLC
2 The Bank of New York Mellon SA/NV 10
3 The Master Trust Bank of Japan, Ltd. (Trust Account)
4 Japan Trustee Services Bank, Ltd. (Trust Account)
5 State Street Bank and Trust Company
	9.00% 4.59% 4.28% 3.99% 1.80%	Sony Corporation 100%	Sony Corporation 90% Sony Computer Science Laboratories, Inc. 10%
Net assets	¥ 2,783,141 million (consolidated) (Note)	¥ 380 million (non-consolidated)	―
Total assets	¥ 15,333,720 million (consolidated)	¥ 612 million (non-consolidated)	―

Net assets per share	¥ 2,163.63 (consolidated) (Note)	¥ 380,768.47 (non-consolidated)	―
Sales and operating revenue	¥ 7,767,266 million (consolidated)	¥ 1,027 million (non-consolidated)	―
Operating income	¥ 26,495 million (consolidated)	¥ 19 million (non-consolidated)	―
Ordinary income	¥ 25,741 million (consolidated) (Note)	¥ 124million (non-consolidated)	―
Net income	(¥ 128,369) million (consolidated) (Note)	¥ 77 million (non-consolidated)	―
Net income per share	(¥ 124.99) (consolidated) (Note)	¥ 77,161.22 (non-consolidated)	―
Note:    Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “stockholders’ equity per share ”,“ income before income taxes”, “net income (loss) attributable to stockholders of Sony” and “net income (loss) attributable to stockholders of Sony per share” are stated in place of “net assets”, “net assets per share”, “ordinary income”, “net income (loss)” and “net income (loss) per share”, respectively.

(2)	Summary of Sony's business subject to the company split

a.	Sony's business subject to the company split
Online education service business, as provided in the joint incorporation-type company split plan

b.	Operating results of Sony's business to be transferred by the company split (for the fiscal year ended March 31, 2014)
Net sales: ¥ 0

c.	Sony's assets and liabilities to be succeeded to upon the company split
Assets: Approximately ¥ 650 million
Liabilities: ¥ 0

The above amount are Sony's estimates as of November 30, 2014 and described in the joint incorporation-type company split plan

5.	Status after the company split

There will be no changes in the trade name, location of the head office, title and name of representatives, business (excluding the business transferred by the contemplated company split), stated capital or fiscal year-end of Sony upon the completion of the contemplated company split.

6.	Outlook
No impact on Sony's consolidated financial results for the fiscal year ending March 31, 2015 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015, which was announced on October 31, 2014, and its consolidated financial results for the fiscal year ended March 31, 2014

(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2015	7,800	(40)	(50)	(230)
Consolidated financial results for the fiscal year ended March 31, 2014	7,767	26.5	25.7	(128.4)